MUNDOVAL FUND
GLOBAL VALUE INVESTING

FOR IMMEDIATE RELEASE

San Diego-Based Mundoval Fund Celebrates 6th Anniversary Since Inception; Beating the Market

Contact:
Whitney Kirk
Director of Marketing & Communications
(858) 454-4837, whitney@aqjohnson.com

SAN DIEGO, September 3, 2010 – Today marks the sixth anniversary since the launch of the San Diego-based Mundoval Fund mutual fund. The Mundoval Fund has generated a positive return through the volatile period, which featured both economic expansion and the deepest recession since the Great Depression.

Mundoval- which invests in the stock of companies from around the world- has averaged a 2.96% annual return since its inception, more than double the 1.22% average annual return of the Standard and Poor's 500 broad market index for the same time period.[1]

"It has been my privilege to manage money for the shareholders of the Mundoval Fund during the past six years," noted Arthur Johnson, Mundoval Fund founder and portfolio manager. "I am most grateful for their patience and understanding that their investment success will ultimately be measured by the long-term progress of the companies they own, rather than the month-to-month price movements of their share prices."

When asked about his strategy moving forward, Mr. Johnson added "the Mundoval Fund will continue to invest in companies whose operations we understand, time horizons we share, and whose prices are reasonable in relation to their intrinsic business values."

Average Annual Total Return as of August 31, 2010[1]

	1-Year	5-Year (annualized)	Since Inception (annualized)
Mundoval Fund	-1.77%	1.51%	2.96%
S&P 500 Index	4.91%	-0.91%	1.22%

1. Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. The index shown is a broad-based, unmanaged index commonly used to measure performance of U.S. and world stocks. The index does not incur expenses and is not available for investment. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS.

Investors should consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling (877) 59-FUNDS, or by visiting the Fund's website at www.mundoval.com. Please obtain and carefully read the prospectus before investing.

About the Mundoval Fund
The Mundoval Fund (ticker: MUNDX) is managed by San Diego-based investment advisor, A.Q. Johnson & Co., Inc. The Fund was launched September 3, 2004 and seeks long-term capital appreciation. The Fund had $9.95 million in net assets as of August 31, 2010.